Exhibit 99.1

For Immediate Release

TFI INTERNATIONAL ANNOUNCES RENEWAL OF
NORMAL COURSE ISSUER BID

Montreal, Quebec, October 28, 2024 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that the Toronto Stock Exchange (“TSX”) has approved the renewal of TFI International’s normal course issuer bid (“NCIB”). Under the renewed NCIB, TFI International may purchase for cancellation a maximum of 7,918,102 common shares, representing 10% of the 79,181,029 shares forming TFI International’s public float as at October 21, 2024. The shares may be purchased through the facilities of the TSX and the New York Stock Exchange and on alternative trading systems in Canada and the United States over the twelve-month period from November 2, 2024 to November 1, 2025. As of October 21, 2024, TFI International had 84,634,851 common shares issued and outstanding.

Under TFI International’s current NCIB, which entered into effect on November 2, 2023 and which expires on November 1, 2024, TFI International is authorized to purchase up to 7,161,046 shares. As at October 21, 2024, TFI International has repurchased 1,035,140 common shares at a volume weighted average purchase price of CAD $163.0739 per share, through the facilities of the TSX and the New York Stock Exchange and on alternative trading systems in Canada and the United States. All of the repurchased shares were cancelled by TFI International.

Any shares purchased by TFI International under the renewed NCIB will be at the market price of the shares at the time of such purchases. The actual number of shares that may be purchased and the timing of any such purchases will be determined by TFI International. Any purchases made by TFI International pursuant to the renewed NCIB will be made in accordance with the rules and policies of the TSX or, as applicable, Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. TSX rules permit TFI International to purchase daily, through TSX facilities, a maximum of 48,861 shares under the NCIB, representing 25% of TFI International’s average daily trading volume of 195,445 on the TSX over the last six calendar months, subject to an exception for a “block purchase” on the TSX once per calendar week.

The Board of Directors of TFI International believes that, at appropriate times, repurchasing its shares through the NCIB represents a good use of TFI International’s financial resources, as such action can protect and enhance shareholder value when opportunities arise.

In connection with the renewed NCIB, TFI International has entered into an automatic share purchase plan with RBC Dominion Securities Inc. in order to allow for purchases under the NCIB during TFI International’s “black-out” periods, as permitted by the TSX Company Manual and the Securities Act (Québec). Outside of these “black-out” periods, TFI International may repurchase shares at its discretion

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•
Less-Than-Truckload;
•
Truckload;
•
Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

(647) 729-4079

abedard@tfiintl.com